SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, July 25, 2005

Embratel Participações S.A. (Embratel Participações or “Embrapar”) holds 99.0 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

(All financial figures are in Reais and based on consolidated financial statements of Embrapar)

Highlights

•    Net revenues were R$1,859 million in the second quarter of 2005. Year-to-date net revenues were R$3,756 million.

•    EBITDA was R$422 million in the second quarter and R$887 million in the first half of 2005.

•    Operating income was R$155 million in the second quarter and R$349 million in the first half of 2005.

•    Net income was R$94 million in the second quarter of 2005 and R$137 million year-to-date.

•    Net debt totaled R$682 million at June 30, 2005.

•    Embrapar increased R$1,823 million to its capital base during the quarter, using the funds to reduce outstanding debt.

Exhibit 1 R$ million	2Q04	1Q05	2Q05	% Var YoY	% Var QoQ	1H04	1H05	% Var

Net revenues	1,806.8	1,896.3	1,859.1	2.9%	-2.0%	3,699.5	3,755.5	1.5%
EBITDA	347.3	464.6	422.0	21.5%	-9.2%	795.7	886.6	11.4%
EBITDA margin	19.2%	24.5%	22.7%	3.5 pp	-1.8 pp	21.5%	23.6%	2.1 pp
Operating income (EBIT)	57.8	193.8	154.9	167.8%	-20.1%	213.2	348.6	63.5%
EBIT margin	3.2%	10.2%	8.3%	5.1 pp	-1.9 pp	5.8%	9.3%	3.5 pp
Net income/(loss)	(64.2)	43.3	93.6	nm	116.1%	(59.6)	136.8	nm
Earnings/(losses) per 1000 shares (R$)	(0.19)	0.13	0.12	nm	-4.9%	(0.18)	0.18	nm

End of period shares outstanding (1000)	331,974,095	333,123,837	757,066,547	128.0%	127.3%	331,974,095	757,066,547	128.0%

Total Net Revenues

In the second quarter of 2005, total net revenues were R$1,859 million, an increase of 2.9 percent compared with the second quarter of 2004. Higher revenues resulted from a 32.6 percent increase in other services revenues, a 1.3 percent increase in long distance voice revenues and a 1.5 percent increase in data revenues.

Compared with the first quarter of 2005, total net revenues declined 2.0 percent. A 12.3 percent growth in local revenues and a 6.1 percent increase in other services revenues helped to offset a 4.1 percent decline in long distance voice revenues and a 2.0 percent decrease in data communications revenues.

Year-to-date, total net revenues were R$3,756 million, an increase of 1.5 percent compared with the first half of 2004 due to a 4.6 percent increase in data revenues, a 29.4 percent increase in other services revenues and an 8.8 percent increase in local services revenues, which offset a 1.6 percent decline in long distance voice revenues.

Data Communications

Exhibit 2 Thousands	2Q04	1Q05	2Q05	% Var YoY	% Var QoQ

64 Kbits line equivalents	762.1	1,118.4	1,221.2	60.2%	9.2%

In the second quarter of 2005, 102.8 thousand 64kbits line equivalents were added. At the end of June 2005, Embratel had 1,221.2 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 60.2 percent.

Exhibit 3 R$ million	2Q04	1Q05	2Q05	% Var YoY	% Var QoQ	1H04	1H05	% Var

Net data communications	431.9	447.3	438.2	1.5%	-2.0%	847.0	885.6	4.6%

Embratel's second quarter data communications revenues were R$438 million, a year-over-year increase of 1.5 percent. Compared with the first quarter of 2005, data revenues declined 2.0 percent due to a one-time R$9 million revenue recorded for Internet services provided which occurred in the first quarter of 2005. Excluding that amount, data revenues would have been flat quarter to quarter.

In the first half of 2005, data revenues rose 4.6 percent to R$886 million.

Domestic Long Distance

Exhibit 4	2Q04	1Q05	2Q05	% Var YoY	% Var QoQ	1H04	1H05	% Var

Domestic long distance revenue (R$ million)	978.0	1,040.3	1,012.5	3.5%	-2.7%	2,062.5	2,052.8	-0.5%
Domestic long distance traffic (million minutes)	3,116.0	2,987.3	3,094.8	-0.7%	3.6%	6,447.9	6,082.2	-5.7%

In the second quarter of 2005, domestic long distance traffic totaled 3,095 million minutes, a gain of 3.6 percent compared with the first quarter 2005.

Domestic long distance revenues were R$1,013 million, a 3.5 percent increase compared with the second quarter of 2004, benefiting from tariff increases which occurred in the second half of 2004. Compared with the first quarter of 2005, domestic long distance revenues decreased 2.7 percent as a result of lower average revenue per minute due to the competitive environment.

Year-to-date, domestic long distance revenues were R$2,053 million, flat compared with the prior-year period.

International Long Distance

Exhibit 5	2Q04	1Q05	2Q05	% Var YoY	% Var QoQ	1H04	1H05	% Var

International long distance revenue (R$ million)	187.7	191.5	168.8	-10.1%	-11.9%	390.7	360.4	-7.8%
International long distance traffic (million minutes)	375.2	594.9	599.9	59.9%	0.8%	753.6	1,194.8	58.6%

International long distance traffic totaled 600 million minutes, flat compared with the previous 2005 quarter but up 59.9 percent from the year-earlier quarter because of higher inbound traffic.

Year-over-year, second quarter international long distance revenues fell 10.1 percent to R$169 million due to tariff declines and the effect of the Real’s appreciation. Compared with the first three months of the year, second quarter international long distance revenues decreased 11.9 percent due to the effect on inbound revenues of the appreciation of the Real to the US dollar.

In the first half of 2005, international long distance revenues declined 7.8 percent to R$360 million reflecting lower tariffs and local currency appreciation.

Local Services

Exhibit 6 R$ million	2Q04	1Q05	2Q05	% Var YoY	% Var QoQ	1H04	1H05	% Var

Local services	154.9	149.3	167.7	8.3%	12.3%	291.3	316.9	8.8%

Revenues from local services gained 8.3 percent to R$168 million compared with last year’s second quarter due to the growth in the customer base and local traffic. Compared with the first quarter 2005, local revenues rose 12.3 percent reflecting a growing corporate customer base, higher traffic and increased handset sales. Growth of the customer base and local traffic also produced an 8.8 percent increase to R$317 million in the first half of 2005.

Cost and Expenses

Exhibit 7 R$ million	2Q04	1Q05	2Q05	% Var YoY	% Var QoQ	1H04	1H05	% Var

Net revenues	1,806.8	1,896.3	1,859.1	2.9%	-2.0%	3,699.5	3,755.5	1.5%

Costs and expenses
Interconnection & facilities	(848.1)	(867.5)	(893.9)	5.4%	3.0%	(1,690.9)	(1,761.5)	4.2%
Costs of services (Excluding interconnection & facilities) (*)	(178.4)	(142.3)	(182.7)	2.4%	28.4%	(339.2)	(325.0)	-4.2%
Selling expenses	(214.9)	(226.2)	(199.9)	-7.0%	-11.6%	(431.0)	(426.1)	-1.1%
G&A expenses (*)	(315.0)	(186.9)	(192.9)	-38.8%	3.2%	(553.5)	(379.8)	-31.4%
Other operating income/(expense) (*)	96.8	(8.8)	32.3	-66.6%	nm	110.9	23.5	-78.8%

EBITDA	347.3	464.6	422.0	21.5%	-9.2%	795.7	886.6	11.4%
EBITDA margin	19.2%	24.5%	22.7%	3.5 pp	-1.8 pp	21.5%	23.6%	2.1 pp
Depreciation and amortization	(289.5)	(270.8)	(267.1)	-7.7%	-1.4%	(582.5)	(537.9)	-7.7%
Operating income (EBIT)	57.8	193.8	154.9	167.8%	-20.1%	213.2	348.6	63.5%

Financial income, monetary and exchange variation	122.1	43.1	29.6	-75.7%	-31.2%	201.9	72.7	-64.0%
Financial expense, monetary and exchange variation	(322.0)	(146.8)	7.2	nm	nm	(524.0)	(139.6)	-73.4%
Other non-operating income/(expense)	(3.1)	1.8	9.6	nm	422.5%	(4.3)	11.4	nm
Extraordinary non-operating income - ILL	106.8	-	-	-100.0%	nm	106.8	-	-100.0%
Net income/(loss) before tax and minority interest	(38.4)	91.9	201.3	nm	119.1%	(6.4)	293.2	nm
Income tax and social contribution	(18.7)	(37.2)	(97.3)	421.3%	161.6%	(38.1)	(134.4)	252.8%
Minority interest	(7.1)	(11.4)	(10.5)	47.4%	-8.3%	(15.1)	(21.9)	45.0%
Net income/(loss)	(64.2)	43.3	93.6	nm	116.1%	(59.6)	136.8	nm

(*) March 31, 2005 income statement accounts were reclassified to compare with June 30, 2005

Interconnection

Interconnection costs rose to R$894 million in the second quarter, an increase of 5.4 percent compared with the second quarter of 2004. On a sequential-quarter basis, interconnection increased 3.0 percent due to traffic growth. The telco ratio rose to 48.1 percent of net revenues in the second quarter compared with 45.7 percent in the first quarter of 2005. The higher telco ratio reflected a lower average revenue per minute.

Year-to-date, interconnection costs were R$1,761 million, up 4.2 percent.

Costs of Services (excluding interconnection)

Year-over-year cost of services (excluding interconnection) rose 2.4 percent mainly due to higher energy, transport of equipment and equipment inventory costs. Compared with the first three months of 2005, cost of services (excluding interconnection) rose 28.4 percent to R$183 million. The main factor in the increase were higher third party expenses related to data and local service installations since the company has been increasing the number of customers. During the quarter, cost of services increased due to more handset sales because of the growth in the wireless local loop customer base.

Year-to-date, cost of services excluding interconnection were R$325 million declining 4.2 percent compared with the first half of 2004 due to lower handset sales.

Selling Expenses

Selling expenses were R$200 million in the second quarter of 2005, a decline of 7.0 percent due to a lower provision for doubtful accounts compared with the year-ago quarter. Compared with the first quarter of 2005, selling expenses declined 11.6 percent. The decrease was entirely due to a reduction in the provision for doubtful accounts. Continued efforts to solve various billing issues related to mobile originated long distance calls have led to agreements between Embratel and certain mobile operators and improvement in collection of co-billed mobile revenues which enabled Embratel to record a non-recurring lower allowance for doubtful accounts. A complete solution of these issues will require continued effort by the company.

In the first half of 2005, selling expenses declined 1.1 percent to R$426 million.

General and Administrative Expenses

General & administrative expenses were R$193 million, decreasing 38.8 percent from the second quarter of 2004. Excluding a retention plan payment of R$92 million in the second quarter of 2004, general and administrative expenses declined 13.5 percent mainly due to actions taken by management to reduce third party and personnel expenses. Compared with the first quarter of 2005, general and administrative expenses increased 3.2 percent.

For the first half of 2005, general and administrative expenses declined 31.4 percent to R$380 million. Excluding retention payments, general and administrative expenses dropped 17.7 percent.

Other Operating Income and Expense, net

Embratel recorded other operating income of R$32 million in the second quarter related to past period revenues recorded as a result of agreements with two cellular operators with respect to the co-billing of mobile-originated long distance calls. In the second quarter of 2004, Embratel recorded operating income of R$97 million due to non-recurring reversals made in that quarter (see Embratel Participações Earnings Release – Second Quarter 2004 Results – July 21, 2004 – www.embratel.com.br/ri).

EBITDA, EBIT and Net Income

Compared with the second quarter of 2004, EBITDA increased 21.5 percent to R$422 million. The EBITDA margin rose to 22.7 percent from 19.2 percent a year-ago. Compared with the first quarter of 2005, EBITDA declined 9.2 percent.

For the first half of 2005, EBITDA increased 11.4 percent to R$887 million compared with the year-ago period.

Operating income (EBIT) was R$155 million in the second quarter, improving 167.8 percent compared with the second quarter of 2004 but down 20.1 percent compared with the first quarter of 2005. Year-to-date, operating income was R$349 million, an increase of 63.5 percent compared with the first half of 2004.

“Net Financial Expense”, including monetary and exchange variation, was positive by R$7.2 million due to a 11.8 percent appreciation of the Real to the US dollar and resulting exchange gains on the company’s unhedged foreign currency debt. Year-over-year and year-to-date, the company benefited from the effect of the appreciation of the Real on its foreign currency debt as well as overall debt reduction.

Net income rose to R$94 million in the second quarter of 2005 compared with R$43 million in the first quarter of 2005. In the first half of 2005, net income was R$137 million.

Financial Position

At June 30, cash position was R$671 million. Embrapar ended the quarter with a total outstanding debt of R$1.4 billion and net debt of R$682 million. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$438 million. During the quarter, Embrapar received R$1.8 billion from the capital increase that took effect on May 23, 2005 and used the funds to redeem 35 percent of the outstanding guaranteed notes (approximately R$275 million), paid down R$1.0 billion of local commercial paper and pre-paid US$165 million of short -term debt.

Exhibit 8 Currency Exposure Profile	Mar 31, 2005				Jun 30, 2005

	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	1,414.3	70.7%	98,14% CDI	up to 1,0 year	360.9	82.5%	70,34% CDI	up to 1,0 year
Unhedged short term debt	586.4	29.3%	US$ + 2,93%	up to 1,0 year	76.6	17.5%	US$ + 5,70%	up to 1,0 year
Total short term debt	2,000.7	60.6%			437.5	32.4%

Hedged and reais long term debt	299.1	23.0%	71,10% CDI	up to 4,8 years	246.0	26.9%	63,23% CDI	up to 4,9 years
Unhedged long term debt	1,003.0	77.0%	US$ + 9,65%	up to 8,7 years	668.8	73.1%	US$ + 8,53%	up to 8,5 years
Total long term debt	1,302.1	39.4%			914.8	67.6%

Hedged and reais total debt	1,713.4	51.9%	93,42% CDI	up to 4,8 years	606.9	44.9%	67,46% CDI	up to 4,9 years
Unhedged total debt	1,589.3	48.1%	US$ + 7,17%	up to 8,7 years	745.4	55.1%	US$ + 8,24%	up to 8,5 years
Total debt	3,302.8	100.0%	US$ + 5,08%	up to 8,7 years	1,352.3	100.0%	US$ + 4,87%	up to 8,5 years

Capex

Total capital expenditures in the second quarter of 2005 were R$378 million. The breakdown is as follows: local infrastructure, access and services– 21.0 percent; data and Internet services – 17.5 percent; network infrastructure – 2.4 percent, others – 10.7 percent, and Star One – 48.4 percent. In the first half of 2005 capital expenditures were R$596 million.

Possible Acquisitions

On May 23, 2005 Embrapar’s Board of Directors authorized the company to conduct studies in order to determine whether it would be advantageous to the company to acquire from Telmex a controlling stake in Telmex do Brasil and 37.1% participation in Net Serviços. Additionally, the Board stated that should these acquisitions occur, they should be made through another capital increase at Embrapar with the issuance of new ordinary shares. Embrapar is in the process of conducting these studies.

Capital Increase

On May 23, Embrapar concluded a R$1.8 billion capital increase raising the company’s capital base from R$2.3 billion to R$4.1 billion and the total number of outstanding shares to 758.3 billion (282 billion ordinary and 476.3 billion preferred). Under the company’s current ownership structure, Telmex is the controlling shareholder with 63.9 percent (95.1 percent ordinary and 45.4 percent preferred) and, excluding treasury stock, the remaining 35.9 percent is market float.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporate customers. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

(Exhibits: 9 - Income Statement, 10 - Balance Sheet, 11 - Cash Flow Statement)

Exhibit 9	Quarter ending						%		Six months ending				%
Embratel Participações SA

Consolidated Income Statement - Corporate Law	Jun 30, 04%		Mar 31, 05%		Jun 30, 05%		YoY	QoQ	Jun 30, 04%		Jun 30, 05%		YoY
R$ million

Revenues
Gross revenues	2.387,4		2.506,1		2.456,5		2,9%	-2,0%	4.887,2		4.962,6		1,5%
Taxes & other deductions	(580,6)		(609,8)		(597,3)		2,9%	-2,0%	(1.187,7)		(1.207,2)		1,6%
Net revenues	1.806,8	100,0%	1.896,3	100,0%	1.859,1	100,0%	2,9%	-2,0%	3.699,5	100,0%	3.755,5	100,0%	1,5%
Net voice revenues	1.165,7	64,5%	1.231,9	65,0%	1.181,3	63,5%	1,3%	-4,1%	2.453,2	66,3%	2.413,2	64,3%	-1,6%
Domestic long distance	978,0	54,1%	1.040,3	54,9%	1.012,5	54,5%	3,5%	-2,7%	2.062,5	55,7%	2.052,8	54,7%	-0,5%
International long distance	187,7	10,4%	191,5	10,1%	168,8	9,1%	-10,1%	-11,9%	390,7	10,6%	360,4	9,6%	-7,8%
Net data communications	431,9	23,9%	447,3	23,6%	438,2	23,6%	1,5%	-2,0%	847,0	22,9%	885,6	23,6%	4,6%
Data & internet	397,4	22,0%	398,0	21,0%	385,6	20,7%	-3,0%	-3,1%	781,0	21,1%	783,6	20,9%	0,3%
Wholesale	34,5	1,9%	49,3	2,6%	52,7	2,8%	52,5%	6,8%	66,0	1,8%	102,0	2,7%	54,6%
Local services	154,9	8,6%	149,3	7,9%	167,7	9,0%	8,3%	12,3%	291,3	7,9%	316,9	8,4%	8,8%
Other services	54,3	3,0%	67,8	3,6%	72,0	3,9%	32,6%	6,1%	108,0	2,9%	139,8	3,7%	29,4%

Net revenues	1.806,8	100,0%	1.896,3	100,0%	1.859,1	100,0%	2,9%	-2,0%	3.699,5	100,0%	3.755,5	100,0%	1,5%
Cost of services and goods sold (*)	(1.026,5)	-56,8%	(1.009,8)	-53,3%	(1.076,7)	-57,9%	4,9%	6,6%	(2.030,1)	-54,9%	(2.086,5)	-55,6%	2,8%

Interconnection & facilities	(848,1)	-46,9%	(867,5)	-45,7%	(893,9)	-48,1%	5,4%	3,0%	(1.690,9)	-45,7%	(1.761,5)	-46,9%	4,2%
Personnel	(63,8)	-3,5%	(59,4)	-3,1%	(64,7)	-3,5%	1,5%	9,0%	(123,8)	-3,3%	(124,1)	-3,3%	0,2%
Third-party services	(70,8)	-3,9%	(59,9)	-3,2%	(71,0)	-3,8%	0,3%	18,5%	(124,7)	-3,4%	(131,0)	-3,5%	5,0%
Other (*)	(43,9)	-2,4%	(23,0)	-1,2%	(47,0)	-2,5%	7,1%	104,7%	(90,7)	-2,5%	(70,0)	-1,9%	-22,9%
Selling expenses	(214,9)	-11,9%	(226,2)	-11,9%	(199,9)	-10,8%	-7,0%	-11,6%	(431,0)	-11,7%	(426,1)	-11,3%	-1,1%

Personnel	(67,5)	-3,7%	(66,2)	-3,5%	(67,0)	-3,6%	-0,8%	1,1%	(131,4)	-3,6%	(133,2)	-3,5%	1,4%
Third-party services	(55,5)	-3,1%	(44,1)	-2,3%	(54,2)	-2,9%	-2,5%	22,9%	(111,1)	-3,0%	(98,3)	-2,6%	-11,6%
Allowance for doubtful accounts	(90,5)	-5,0%	(114,9)	-6,1%	(77,1)	-4,1%	-14,9%	-32,9%	(184,4)	-5,0%	(192,0)	-5,1%	4,1%
Other	(1,3)	-0,1%	(1,0)	-0,1%	(1,7)	-0,1%	33,2%	73,5%	(4,1)	-0,1%	(2,7)	-0,1%	-32,9%
G&A expenses (*)	(315,0)	-17,4%	(186,9)	-9,9%	(192,9)	-10,4%	-38,8%	3,2%	(553,5)	-15,0%	(379,8)	-10,1%	-31,4%

Personnel	(136,8)	-7,6%	(33,3)	-1,8%	(29,7)	-1,6%	-78,3%	-10,9%	(181,1)	-5,6%	(62,9)	-2,2%	-60,6%
Employee profit sharing	(12,9)	-0,7%	(14,4)	-0,8%	(4,0)	-0,2%	-69,0%	-72,2%	(25,6)	-7,7%	(18,4)	-6,0%	-20,9%
Third-party services	(134,9)	-7,5%	(106,3)	-5,6%	(119,5)	-6,4%	-11,4%	12,5%	(285,3)	-7,7%	(225,8)	-6,0%	-20,9%
Taxes (*)	(19,5)	-1,1%	(17,8)	-0,9%	(22,3)	-1,2%	14,7%	25,6%	(35,6)	-1,0%	(40,1)	-1,1%	12,6%
Other (*)	(10,8)	-0,6%	(15,2)	-0,8%	(17,3)	-0,9%	60,0%	14,2%	(25,9)	-0,7%	(32,5)	-0,9%	25,4%
Other operating income/(expense) (*)	96,8	5,4%	(8,8)	-0,5%	32,3	1,7%	-66,6%	nm	110,9	3,0%	23,5	0,6%	-78,8%
EBITDA	347,3	19,2%	464,6	24,5%	422,0	22,7%	21,5%	-9,2%	795,7	21,5%	886,6	23,6%	11,4%
Depreciation and amortization	(289,5)	-16,0%	(270,8)	-14,3%	(267,1)	-14,4%	-7,7%	-1,4%	(582,5)	-15,7%	(537,9)	-14,3%	-7,7%
Operating income (EBIT)	57,8	3,2%	193,8	10,2%	154,9	8,3%	167,8%	-20,1%	213,2	5,8%	348,6	9,3%	63,5%
Financial income, monetary and exchange variation	122,1	6,8%	43,1	2,3%	29,6	1,6%	-75,7%	-31,2%	201,9	5,5%	72,7	1,9%	-64,0%

Financial income	83,1	4,6%	39,1	2,1%	92,8	5,0%	11,7%	137,3%	158,6	4,3%	131,9	3,5%	-16,9%
Monetary and exchange variation (income)	39,0	2,2%	4,0	0,2%	(63,2)	-3,4%	nm	nm	43,3	1,2%	(59,2)	-1,6%	nm
Financial expense, monetary and exchange variation	(322,0)	-17,8%	(146,8)	-7,7%	7,2	0,4%	nm	nm	(524,0)	-14,2%	(139,6)	-3,7%	-73,4%

Financial expense	(163,6)	-9,1%	(118,9)	-6,3%	(135,1)	-7,3%	-17,4%	13,6%	(307,4)	-8,3%	(254,0)	-6,8%	-17,4%
Monetary and exchange variation (expense)	(158,5)	-8,8%	(27,9)	-1,5%	142,3	7,7%	nm	nm	(216,6)	-5,9%	114,4	3,0%	nm
Other non-operating income/(expense)	(3,1)	-0,2%	1,8	0,1%	9,6	0,5%	nm	422,5%	(4,3)	-0,1%	11,4	0,3%	nm
Extraordinary non-operating income - ILL	106,8	5,9%	-	0,0%	-	0,0%	-100,0%	nm	106,8	2,9%	-	0,0%	-100,0%
Net income/(loss) before tax and minority interest	(38,4)	-2,1%	91,9	4,8%	201,3	10,8%	nm	119,1%	(6,4)	-0,2%	293,2	7,8%	nm

Income tax and social contribution	(18,7)	-1,0%	(37,2)	-2,0%	(97,3)	-5,2%	421,3%	161,6%	(38,1)	-1,0%	(134,4)	-3,6%	252,8%
Minority interest	(7,1)	-0,4%	(11,4)	-0,6%	(10,5)	-0,6%	47,4%	-8,3%	(15,1)	-0,4%	(21,9)	-0,6%	45,0%
Net income/(loss)	(64,2)	-3,6%	43,3	2,3%	93,6	5,0%	nm	116,1%	(59,6)	-1,6%	136,8	3,6%	nm

End of period shares outstanding (billions)	332,0		333,1		757,1				332,0		757,1
Earnings/(losses) per 1000 shares (R$)	(0,19)		0,13		0,12				(0,18)		0,18

(*) March 31, 2005 income statement accounts were reclassified to compare with June 30, 2005

Exhibit 10
Embratel Participações SA

Consolidated Balance Sheet - Corporate Law	Jun 30, 04	Mar 31, 05	Jun 30, 05
R$ million

Assets
Cash and cash equivalents	968.8	930.7	670.6
Account receivables, net (*)	1,788.4	1,605.5	1,508.0
Deferred and recoverable taxes (current)	888.8	333.0	335.1
Inventories (*)	3.4	49.0	41.3
Other current assets (*)	229.6	205.4	189.7
Current assets (*)	3,879.1	3,123.7	2,744.7
Deferred and recoverable taxes	919.3	1,315.7	1,293.2
Legal deposits	407.8	214.5	212.3
Other non-current assets	42.3	35.1	33.2
Noncurrent assets	1,369.4	1,565.2	1,538.8
Investments	43.6	0.7	0.7
Net property, plant & equipment	6,930.2	6,529.6	6,644.6
Deferred fixed assets	99.5	88.4	84.4
Permanent assets	7,073.3	6,618.7	6,729.7
Total assets (*)	12,321.7	11,307.6	11,013.2

Liabilities and shareholders`s equity
Short term debt and current portion of long term debt	1,265.5	2,000.7	437.5
Accounts payable and accrued expenses (*)	1,635.1	1,086.4	1,069.8
Taxes and contributions (current) (*)	542.0	533.1	566.9
Dividends and interest on capital payable	12.3	12.3	12.3
Proposed dividends and interest on capital	-	23.2	-
Personnel, charges and social benefits	105.0	72.2	78.9
Employee profit sharing provision	51.2	47.4	14.9
Provision for contingencies	86.3	460.2	494.8
Actuarial liabilities - Telos (current)	65.5	66.7	65.9
Other current liabilities (*)	158.4	45.0	77.5
Current liabilities (*)	3,921.3	4,347.3	2,818.5
Long term debt	2,856.0	1,302.1	914.8
Actuarial liabilities - Telos	321.1	373.8	372.4
Taxes and contributions	51.9	48.9	48.8
Other non-current liabilities	5.5	0.9	0.9
Non-current liabilities	3,234.5	1,725.6	1,337.0
Deferred income	131.4	141.5	145.3
Minority interest position	232.1	228.1	225.9
Paid-in capital	2,273.9	2,273.9	4,096.7
Income reserves	2,620.0	2,268.7	2,268.7
Treasury stock	(27.4)	(14.3)	(14.0)
Retained earnings	(64.1)	41.9	135.2
Shareholders' equity	4,802.4	4,570.1	6,486.5
Advances for future capital increase	-	294.9	0.0
Total liabilities and shareholders' equity (*)	12,321.7	11,307.6	11,013.2

Total borrowed funds	4,121.5	3,302.8	1,352.3
Net debt	3,152.7	2,372.1	681.7
Net debt / Shareholder`s equity	0.66	0.52	0.11

Total debt / Trailing EBITDA (last 4 quarters)	2.3	2.4	0.9
Net debt / Trailing EBITDA (last 4 quarters)	1.8	1.7	0.5
Trailing EBITDA / Financial expense (does not include monetary and exchange variation)	3.1	2.5	2.7

Trailing EBITDA / Net financial expense (including monetary and exchange variation)	2.6	2.3	4.0

(*) June 30, 2004 balance sheet accounts were reclassified to compare with March 31, 2005 and June 30, 2005

Exhibit 11	Quarter ending		Six months ending
Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law	1Q05	2Q05	1H04	1H05
R$ million

Cash provided by operating activities
Net income/(loss) - cash flow	43.3	93.6	(59.6)	136.8
Depreciation/amortization	270.8	267.1	582.5	537.9
Exchange and monetary (gains)/gosses	4.1	(222.5)	211.9	(218.4)
Swap hedge effects	18.5	84.8	(18.1)	103.3
Minority Interest - cash flow	11.4	10.5	15.1	21.9
Loss on permanent asset disposal	0.4	6.9	25.8	7.3
Other operating activities	(5.8)	(6.6)	(14.7)	(12.4)
Changes in current and noncurrent assets and liabilities	(113.2)	86.9	(277.7)	(26.3)
Net cash provided by operating activities	229.5	320.7	465.2	550.2

Cash flow from investing activities
Additions to investments/goodwill	-	-	(0.8)	-
Additions to property, plant and equipment	(217.5)	(378.4)	(324.5)	(595.9)
Deferred fixed assets - cash flow	-	-	(100.4)	-
Net cash used in investing activities	(217.5)	(378.4)	(425.7)	(595.9)

Cash flow from financing activities
Loans obtained and repaid	(167.7)	(1,644.4)	(617.1)	(1,812.1)
Swap hedge settlement	(41.0)	(62.6)	(57.3)	(103.6)
Dividends paid	(0.0)	(23.3)	(101.9)	(23.3)
Advances for future capital increase	294.9	1,527.9	-	1,822.8
Other financing activities	0.4	0.1	(13.8)	0.5
Net cash used in financing activities	86.6	(202.3)	(790.2)	(115.7)

Increase in cash and cash equivalents	98.7	(260.1)	(750.7)	(161.4)
Cash and cash equivalents at beginning of period	832.0	930.7	1,719.5	832.0

Cash and cash equivalents at end of period	930.7	670.6	968.8	670.6

Embratel Investor Relations
tel. (5521) 2121-6474/2121-9662
fax. (5521) 2121-6388/email. invest@embratel.com.br
www.embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.